United States securities and exchange commission logo





                            September 17, 2021

       Haijun Wang
       Chairman and Chief Executive Officer
       Atour Lifestyle Holdings Limited
       18th floor, Wuzhong Building
       618 Wuzhong Road, Minhang District
       Shanghai, People's Republic of China

                                                        Re: Atour Lifestyle
Holdings Limited
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed August 31,
2021
                                                            File No. 333-256881

       Dear Mr. Wang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 19, 2021 letter.

       Amendment No. 3 to Registration Statement on Form F-1 filed August 31,
2021

       Cover Page

   1. We note your response to comment 1. Please revise your prospectus summary to address all the risks
highlighted on the prospectus cover page and clarify that these risks could result in a material
change in your operations and/or the value of your Class A Ordinary
                                                        Shares/ADSs or could
significantly limit or completely hinder your ability to offer or continue to offer
securities to investors and cause the value of such securities to significantly decline
or be worthless. Similarly, your disclosure in the prospectus summary should also
address how recent statements and regulatory actions by China   s
                                                        government, such as
those related to data security or anti-monopoly concerns, has or may
 Haijun Wang
FirstName  LastNameHaijun   Wang
Atour Lifestyle Holdings Limited
Comapany 17,
September  NameAtour
               2021    Lifestyle Holdings Limited
September
Page 2     17, 2021 Page 2
FirstName LastName
         impact the company   s ability to conduct its business, accept foreign
investments, or list on
         an U.S. or other foreign exchange.
Prospectus Summary, page 1

2. We note your response to comment 2. Please revise your summary of risk factors on page
         4 to specifically discuss the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your Class A Ordinary Shares/ADSs. Also revise your summary of risk factors to acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
3.       We note your response to comment 3 and your risk factor disclosure
that    there are no
         PRC laws and regulations in force explicitly requiring that we obtain any permission from
         PRC authorities to issue securities to foreign investors.    Please
provide this disclosure in
         the prospectus summary. With respect to approval of your operations, clearly state in the prospectus summary whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve your operations and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
Holding Company Structure, page 6

4. We note your revisions in response to comment 4. Please address the following with respect to your revised disclosure:
             In your disclosure you state that appropriation to the general reserve fund is not required if the fund has reached 50% of the registered capital of your subsidiaries.
             Please revise your disclosure to discuss whether your subsidiaries are still required to contribute to the general reserve fund, and whether these contributions are expected end in the near term.
             In your revised disclosure you state that your contributions to the enterprise expansion fund and the staff and bonus welfare fund can be made at your
             subsidiaries    discretion. Please disclose your subsidiaries
historic contributions to
             each fund for each financial statement period presented.
             Finally, we note your disclosure that distributions can only be made out of retained earnings as defined by Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance. Please disclose the retained earnings (deficit) for your subsidiaries as determined by Accounting Standards for Business Enterprise as
             promulgated by the Ministry of Finance for each period presented in the financial statements.
 Haijun Wang
Atour Lifestyle Holdings Limited
September 17, 2021
Page 3
Risk Factors
Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws..., page 47

5. We note your response to comment 5 and your disclosure in the last paragraph beginning on page 47 that government intervention or influence could adversely affect your business, financial condition and results of operations. Please expand your disclosure to state that any such intervention or influence could also result in a material change in the value of your ADSs. The statement on page 48 that the value of your securities could become worthless appears limited to actions by the government to exert oversight and control over securities offerings and capital markets activities only. You may contact Frank Knapp at 202-551-3805 or Robert Telewicz at
202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or James Lopez at 202-551-3536 with any other questions.



                                                             Sincerely,
FirstName LastNameHaijun Wang
                                                             Division of
Corporation Finance
Comapany NameAtour Lifestyle Holdings Limited
                                                             Office of Real
Estate & Construction
September 17, 2021 Page 3
cc:       Li He, Esq.
FirstName LastName